

September 24, 2013

<u>Via E- Mail</u>

Mr. Mark W. Westphal
Chief Financial Officer
Michael Foods Group, Inc.
301 Carlson Parkway
Suite 400
Minnetonka, Minnesota 55305

  Re: Michael Foods Group, Inc.
    Form 10-K for the year ended December 29, 2012
    Filed March 22, 2013
    File No. 333-173400

Dear Mr. Westphal:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations, page 16</u>

1. We note no discussion of cost of sales other than what has been included in gross profit. Given the significance of such costs to your results of operations for each period presented, please revise and expand your MD&A in future filings to separately quantify and discuss factors responsible for changes in the levels of the Company's cost of sales during all periods presented in the Company's financial statements as required by Item

303 of Regulation S-K. As part of your revised disclosure, please revise to quantify and discuss the impact of each significant cost component comprising cost of sales that caused cost of sales to materially vary (or not vary when expected to). In this regard we believe materiality should be assessed in relation to both operating profit and net earnings. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of sales and resultant operating profit. Please confirm that you will revise your disclosures accordingly in future filings.

Liquidity and Capital Resources, page 20

2. We note the presentation in your reconciliation of your net earnings to adjusted EBITDA as defined in your credit agreement of a reconciling item entitled "non-cash other expenses" in the amount of $3,275 for 2011. We also note from footnote (c) to the reconciliation that this amount reflects an adjustment of inventory related to prior period activity, which was recorded in 2011 as it was not material to any prior period impacted or to 2011. Please tell us the nature of this adjustment to inventory and the specific quarterly and annual periods in which this prior period adjustment should have been recognized in your financial statements. Also, given that the adjustment recognized during 2011 represented 23% of your net income for 2011, please explain in detail your basis or rationale for your conclusion that this adjustment was not material to your results of operations for 2011. We may have further comment upon review of your response.

Contractual Obligations, page 24

3. We note that the amounts of your contractual long-term debt obligations as disclosed in the table on page 24 do not agree to those disclosed in Note C to your financial statements. Please reconcile and revise these disclosures.

Signatures, page 50

4. Please confirm that in future filings you will revise the second half of your signature page to include the signatures of your principal executive officer, principal financial officer, and controller or principal accounting officer. Refer to Form 10-K, General Instructions D.(2) and Signatures.

Note A – Summary of Significant Accounting Policies, page 58

Inventories, page 59

5. We note the disclosure included in Note A which indicates that the costs included in your flock inventory include the costs of the chicks, the feed fed to the birds and the labor and overhead costs incurred to operate the pullet facilities until the birds are transferred into the laying facilities, at which time their costs is amortized to operations over their expected useful lives. Please tell us and revise the notes to your financial statements to explain where birds that have been transferred to laying facilities are included in your consolidated balance sheet. If they continue to be reflected in "inventories" please explain why you believe this classification is appropriate. Also, please tell us and revise to disclose the useful lives over which birds transferred to laying facilities are amortized to expense and indicate where such expense is reflected in your consolidated statements of operations.

Exhibits

6. We note that the certifications required by Exchange Act Rule 15d-14(a), filed as Exhibits 31.1 and 31.2, appear to have omitted required language in the introductory portion of paragraph 4 and the entirety of paragraph 4(b) concerning internal control over financial reporting pursuant to Item 601(b)(31)(i) of Regulation S-K. Please provide us with your basis for filing these modified certifications or file an amendment to your Form 10-K to include complete certifications. Please also amend the two subsequently filed quarterly reports on Form 10-Q accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Mark W. Westphal
Michael Foods Group, Inc.
September 24, 2013
Page 4

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at 551-3750, if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191, or Justin Dobbie at (202) 551-3469 with any other questions.

Sincerely,
/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief